February 20, 2020

Gregg Winiarski
Executive Vice President, General Counsel & Secretary
IAC/InterActiveCorp
555 West 18th Street
New York, New York 10011

       Re: IAC/InterActiveCorp
           Registration Statement on Form S-4
           Filed February 13, 2020
           File No. 333-236420

Dear Mr. Winiarski:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Jenna E. Levine